

Mr. Daniel Trudeau
President
Anticus International Corporation
1155 Rene-Levesque Quest, Suite 2500
Montreal, Quebec, Canada H3B 2K4

March 3, 2009

Re: **Anticus International Corporation**
                Form 10-K for the fiscal year ended June 30, 2008
                Filed October 14, 2008

                Form 10-Q for the quarterly period ended September 30, 2008
                Filed November 13, 2008
                File No. 000-51779

Dear Mr. Trudeau:

We issued comments to you on the above captioned filings on January 29, 2009. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by March 17, 2009 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by March 17, 2009, we will, consistent to our obligations under the federal securities laws, decide on how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.

Sincerely,

Larry Spirgel
Assistant Director